Exhibit 3.6

AMENDMENT NO. 8

TO

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

QUALYS, INC.

Qualys, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.        The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 30, 1999. The original Certificate of Incorporation of the Corporation was restated on February 10, 2000, was amended and restated on December 7, 2000, July 25, 2002, November 18, 2003, November 12, 2004 and again on July 11, 2005, and was further amended on May 22, 2006, August 17, 2007, May 15, 2008, July 30, 2009, December 3, 2009, February 3, 2011 and again on July 31, 2012.

2.        This Amendment No. 8 to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law and further amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

3.        A new Section B of Article IV of the Amended and Restated Certificate of Incorporation is hereby added to read in its entirety as follows:

Immediately upon the filing of this Amendment No. 8, each ten (10) outstanding shares of Common Stock, each ten (10) outstanding shares of Series A Preferred Stock, each ten (10) outstanding shares of Series B Preferred Stock and each ten (10) outstanding shares of Series C Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock, one (1) share of Series A Preferred Stock, one (1) share of Series B Preferred Stock and one (1) share of Series C Preferred Stock, respectively (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation.

The Reverse Stock Split shall occur automatically without any further action by the holders of the shares affected thereby, and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock or Preferred Stock, as the case may be, resulting from the Reverse Stock Split unless the certificates evidencing such shares of Common Stock or Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation and its transfer agent from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver at such office to such holder of Common Stock or Preferred Stock, as the case may be, a certificate or certificates for the number of shares of Common Stock or Preferred Stock upon written request by such holder and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion of fractional shares into cash to which he, she or it shall be entitled as aforesaid.

4.        The previous Sections B, C, D, E and F of Article IV shall become new Sections C, D, E, F and G, respectively, of Article IV of the Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, QUALYS, INC. has caused this Amendment No. 8 to the Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 10th day of September, 2012.

QUALYS, INC.

By:	/s/ Philippe F. Courtot
Philippe F. Courtot
President and Chief Executive Officer